Exhibit 99.1
Abivax Annouces Results of its May 11, 2026 Annual General Meeting

PARIS, France – May 11, 2026 – 10:05 pm CEST – Abivax SA (Euronext Paris: FR0012333284 – ABVX / Nasdaq: ABVX) (“Abivax” or the “Company”), a clinical-stage biotechnology company focused on developing therapeutics that harness the body’s natural regulatory mechanisms to stabilize the immune response in patients with chronic inflammatory diseases, held its annual general meeting of shareholders on May 11, 2026 (the “General Meeting”), which was chaired by Ms. Sylvie Grégoire, Chair of the Board of Directors of Abivax (the “Board”).

The shareholders have adopted all the resolutions proposed by the Board, and particularly the financial statements for the 2025 financial year, the compensation policy applicable to the Chairman, the Chief Executive Officer and the directors, as well as delegations granted to the Board related to financial transactions.

Details of the vote results will be available on the Company’s website (www.abivax.com).

About Abivax
Abivax is a clinical-stage biotechnology company focused on developing therapeutics that harness the body’s natural regulatory mechanisms to stabilize the immune response in patients with chronic inflammatory diseases. Based in France and the United States, Abivax’s lead drug candidate, obefazimod (ABX464), is in Phase 3 clinical trials for the treatment of moderately to severely active ulcerative colitis.

Contact:
Patrick Malloy
SVP, Investor Relations
Abivax SA
patrick.malloy@abivax.com
+1 847 987 4878